Exhibit 21.1

LIST OF SUBSIDIARIES OF ECLIPSE RESOURCES CORPORATION

Name of Subsidiary	Jurisdiction of Organization

Eclipse GP, LLC	Delaware

Eclipse Resources I, LP	Delaware

Eclipse Resources Operating, LLC	Delaware

Eclipse Resources - Ohio, LLC	Delaware

Buckeye Minerals & Royalties, LLC	Delaware

Eclipse Resources Midstream, LP	Delaware

Eclipse Resources Marketing, LP	Delaware